Valhalla Esports Lounge

Entertainment Alcohol Esport

World's first fan-owned Esports Bar!

VALHALLALOUNGE.COM


VALHALLA
ESPORTS LOUNGE
ESPORTS | DRI FOOD



Like most infantrymen my transition out of the military was difficult. I found friendships and support in a guild I joined in a video game. I wanted to give gamers a place to meet in real life and find more friendships. I wanted to give back to the gamer community. My guild mates even showed up to the grand opening of Valhalla!

Hans Goss Founder/CEO @ Valhalla Esports Lounge

Why you may want to support us...

1. Hot new concept
2. Being at the forefront of esports
3. Appeals to gamers and non gamers alike
4. Massive growth potential

WE'VE RAISED $1,206,099 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Hans Goss
Founder/CEO
Hans Goss was an Airborne Infantryman in the US Army serving on the Global Reaction Force. As a member of the GRF he deployed to Haiti and Iraq. In Haiti he received medals for Humanitarian aide.

Reed Woogerd
Director of Operations
Reed Woogerd has created many nightlife and restaurant concepts. Reed specializes in taking a venture from concept to execution. He has founded a Forbes Top 100 Restaurant.

In the news

austin360

Austin's first esports bar opens on West Sixth next month

Gamers and their fans will finally have a place to call their own with the opening next month of Valhalla Esports Lounge on a prime part of West Sixth Street. It will become Austin's first bar devoted to esports, or multi-

January 14, 2020 @ austin360.com

Valhalla Esports Lounge

There's a new gaming lounge open in downtown Austin where you can take on other gamers while enjoying a night out. FOX 7 Austin's Tierra Neubaum has more.

August 14, 2019 @ fox7austin.com

AUSTIN EATER

Esports Lounge and Gamer-Friendly Fare Heading to West Sixth

Valhalla Esports Lounge, a combination bar, restaurant, and gaming hub, is moving into West Sixth this summer. It's taking over the space at 710 W 6th Street that J. Black's vacated last year, and it's set to open on

July 9, 2019 @ austin.eater.com

culturemap

Austin's first esports lounge plugs into long-shuttered West Sixth Street spot

Since the early days of Pong in the '70s, video games have become big business. Now, Houston entrepreneur Hans Goss is looking to capitalize on their widespread popularity with the opening of Valhalla Esports

June 19, 2019 @ austin.culturemap.com

Valhalla Esports Lounge

Valhalla Esports Lounge started on January 11th, 2018 when the founder, Hans, attended a watch party for the Houston Outlaws, one of the professional esports teams competing in Overwatch.

The incredible energy of the fans at the watch party inspired Hans to create a sports bar for gamers!

Created by gamers, for gamers!

Hans was a lifelong gamer before he joined the US Army as an Airborne Infantryman. After he got out of the Army it was the friends he made in video games that helped him through the difficult transition.

Since gamers had done so much for Hans that he was doubly motivated to make Valhalla a second home for the gamers of the world!

insert Reed Bio if he wants it

Now we want gamers to also own that second home!

insert picture

What is Valhalla Esports Lounge?

Valhalla Esports Lounge is a full service bar and resturant with a 12 pc gaming arena, free to play consoles and over 20 TVs to show the latest esports and traditional sports!

Every week we host tournaments at Valhalla Esports Lounge where participants of all ages compete for cash prizes and bragging rights!

insert pic of tournament in pc lounge

We have a great menu full of delicious food and tasty drinks! When you stop in you can try our wings that come in three signature sauces! Movie theater butter buffalo, Cherry Cola BBQ, and Jalapeno Parmesan Ranch!

Our drinks are not only creative, but taste amazing too! Our alcoholic slushies are sure to turn any night into a good time! If you want some more fire, our Game Over will do! Check out this awesome video of our Game Over below!

insert video of fire on the Game Over

Tour of Valhalla!

Insert Video Tour

Valhalla's plans for the future

Our team has a big vision to bring this concept to cities all over America. Right now we are perfecting our craft in Austin, TX then coming to a city near you!

We don't just want to give gamers a second home, we want to let them be owners of it! Invest now to join us in fulfilling this vision!

Investor Q&A

– COLLAPSE ALL

What does your company do?

Valhalla Esports Lounge is a full service bar and restaurants with a 12 pc arena, free to play consoles, DJ booth, and dance floor. During the day we do esports tournaments and at night we transition to high volume drink service.

Where will your company be in 5 years?

We want to have a chain of Valhalla Esports Lounges. At least 50 including corporate stores and franchises.

Why did you choose this idea?

Like most infantrymen my transition out of the military was difficult. I found friendships and support in a guild I joined in a video game. I wanted to give gamers a place to meet in real life and find more friendships. I wanted to give back to the gamer community. My guild mates even showed up to the grand opening of Valhalla!

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Esports is just now becoming main stream in the US. In Europe this concept has been around since 2012.

Right now there is interest in esports from almost every kind of investor and consumer on the market. The average age of gamers is 34. With more and more teenagers getting into gaming partners are also becoming very involved.

Esports has not found its feet when it comes to local watch parties, and tournaments. A conventional solution like a sports bar for gamers is perfect to tap into this market while giving people something familiar.

How far along are you? What's your biggest obstacle?

We opened our first venue in Austin, TX in August 2019. Our second venue is under construction in Houston, TX.

We want to open more stores in 2021!

Who competes with you? What do you understand that they don't?

There are three types of venues that compete with us Esports Bars, Esports Arenas and Esports Activation in sports bar.

Esports Bars - Other esports bars are underdeveloped. Many of them do not have a kitchen or a full bar. They also are very small and cater exclusively to gamers. Many are doing poorly because they have not been able to cater to the general public.

Esports Arenas - These are not direct competition. These are large arenas being built around the country. Think of these as a sports stadium to our sports bar.

Esports Activation - This is the most direct competition. This is when an established venue hosts esports events. The venues that are doing it include Dave and Busters, Top Golf and Buffalo Wild Wings. These venues are catering to children in their efforts, and are not properly monetizing the demographic.

Our biggest advantage is the approach we are taking to the concept. We are not building an esports space inside a bar, we are building a bar that caters to the general public while being exceptional for gamers. Literally anyone can come into Valhalla and have a good time. We are also focused on building in high foot traffic nightlife areas that give us an advantage in increasing cash flow.

How will you make money?

Food and Drinks
Merchandise
Tournaments
Branding Deals
Online Content

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

This venture faces the same challenges as any restaurant. We have to compete at the highest level with not just esports venues but all other restaurants in the area.

Food Safety
Quality Control
Reputation
Market Adoption

While these are risks we take great care to create SOPs that manage growth.

Physical venues are also very cash intense so a big risk is running out of money.

Join **612,560** investors who funded **383** startups with over **$136 million**

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